UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40613

DIGIASIA CORP.

(Registrant)

One Raffles Place #28-02

Singapore 048616

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This report on Form 6-K includes the six-month interim financial statements for the period ended June 30, 2024 (“DigiAsia 2024 Interim Financials”) for DigiAsia Corp. (the “Company”). The DigiAsia 2024 Interim Financials are included as Exhibit 99.1 to this report on Form 6-K.

This report on Form 6-K (including exhibits thereto) shall be incorporated by reference into any registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

The following exhibits are filed as part of the Form 6-K:

Exhibit	Description of Exhibit

99.1	Unaudited condensed consolidated financial statements for the six months ended June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIASIA CORP.
(Registrant)

Date June 12, 2025	By	/s/ Prashant Gokarn
Prashant Gokarn
Co-Chief Executive Officer